FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version of a news release issued in Germany by HSBC Trinkaus & Burkhardt, a 78.6 per cent indirectly owned subsidiary of HSBC Holdings plc.

12 May 2010

HSBC TRINKAUS & BURKHARDT AG
FIRST QUARTER 2010 RESULTS

• Pre-tax profit grew 25.6 per cent to €55.0 million (Q1 2009: €43.8 million)

• Net trading income 75.3 per cent higher at €41.2 million (Q1 2009: €23.5 million)

• Operating profit of €53.4 million was in line with the prior year (Q1 2009: €54.0 million)

• Total assets increased 17.3 per cent to €21.978 billion (31 December 2009: €18.729 billion)

• The tier 1 capital ratio is 10.0 per cent (31 December 2009: 10.4 per cent)

Overview

Despite the ongoing challenging market conditions HSBC Trinkaus reported strong profit growth in the first quarter of 2010. Pre-tax profit grew 25.6 per cent to €55.0 million (Q1 2009: €43.8 million) while operating profit, at €53.4 million, was broadly in line with the Q1 2009 figure of €54.0 million.

The bank's strategy is characterised by building long-term relationships with its clients in clearly defined target groups, conservative risk management and its integration into HSBC's global network. The bank's target customer groups are high net worth individuals, corporate clients and institutional clients. The first quarter performance is based on the bank's sustainable business model as well as on market recovery, reversing part of the valuation losses recorded on financial assets in the first quarter of 2009.

Financial commentary

Net interest income fell by 13.8 per cent to €31.2 million (Q1 2009: €36.2 million). Lower income from deposits was impacted by the historically low interest rates. This was only partially offset by improved margins on the credit business and higher interest income earned from financial assets.

Net loan impairment and other credit risk provisions recorded a small release of €0.7 million compared to a small charge of €0.4 million in the first quarter of 2009. These low levels of impairments reflect HSBC Trinkaus' conservative management of its credit portfolio.

Net fee income, at €87.1 million, was only slightly down on the €91.7 million reported in the first quarter of 2009. This was largely due to lower margins in foreign exchange trading. Despite transaction volumes in the securities business remaining low, the bank was able to slightly increase net fee income from this business.

Net trading income was 75.3 per cent higher at €41.2 million (Q1 2009: €23.5 million), primarily as a result of a strong increase in the trading books for bonds and interest rate derivatives.

Net other income fell to €3.9 million (Q1 2009: €8.7 million), largely due to the non-recurrence of one-off items included in the first quarter of 2009 results.

Administrative expenses of €112.4 million were 9.8 per cent higher than the €102.3 million reported in the first quarter of 2009. The increase reflected a growth in headcount as the bank increased capacity to take advantage of growth opportunities in the German market. At 67.4 per cent (Q1 2009: 69.8 per cent) the cost:income ratio remains within the bank's target range of 65 to 70 per cent.

Income from financial assets was a gain of €3.2 million compared to a loss of €13.8 million in the first quarter of 2009, reflecting a recovery in the markets as stock valuations improved and credit spreads narrowed.

Total assets increased by 17.3 per cent to €21.978 billion (31 December 2009: €18.729 billion). At around €9.8 billion customer deposits remain the bank's main source of finance. These figures demonstrate clients' clear commitment to the bank. HSBC Trinkaus invests a large part of these funds in highly liquid ECB eligible bonds or promissory note loans issued by German federal states.

HSBC Trinkaus' capital ratio stands at 14.5 per cent (31 December 2009: 14.8 per cent). Its tier 1 ratio is 10.0 per cent (31 December 2009: 10.4 per cent) and includes no hybrid capital components.

Segment reporting

In Private Banking, pre-tax profit improved compared to the first quarter of 2009. However, Corporate Banking, Institutional Clients and Global Markets were unable to achieve their good Q1 2009 results. The easing of the crisis on the financial markets was reflected in the valuation gains on investments in liquid assets reported under net trading income and of the bank's financial assets held in its Central divisions.

Outlook

HSBC Trinkaus continues to successfully manage its business in the still challenging market conditions thanks to its conservative risk management and client-focused strategy. The bank will continue to pursue this successful business strategy. As a member of the HSBC Group, the bank offers its clients the best of both worlds, namely the continuity, professionalism and individuality of a private bank together with the international service capacity and capital strength of a global financial services provider. These strengths put HSBC Trinkaus in a good position to take advantage of market opportunities to generate growth. The bank will continue to aim at expanding its customer base and product offerings. In the Private Banking business, HSBC Trinkaus is in an excellent position to acquire new clients. In the Corporate Banking business the bank will use the advantages of the global HSBC network for small and medium-sized customers to a greater extent to expand its market share. For institutional clients, HSBC Trinkaus offers the breadth and depth of HSBC's global trading books for sophisticated transactions. HSBC Trinkaus is well placed for organic growth.

Media enquiries to Steffen Poerner on +49 211 910-1664 or at steffen.poerner@hsbctrinkaus.de

Notes to editors:

1.  HSBC Trinkaus und Burkhardt AG

HSBC Trinkaus is one of Germany's leading private banks and part of the globally operating HSBC Group. With 2,287 employees HSBC Trinkaus can be found in six locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €22.0 billion* and €100.8 billion in funds under management and administration*, the Bank is the best rated private commercial bank in Germany with a "AA" Fitch Rating last confirmed in December 2009. The Bank's central target groups are wealthy private clients, corporate clients and institutional clients. HSBC Trinkaus' press releases can be found at www.hsbctrinkaus.de
*(all figures as at 31.03.2010)

2.  HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 12 May 2010